EXHIBIT 99.1

Lombard Medical Gains FDA Clearance for Expanded Manufacturing Facility

IRVINE, Calif. and LONDON, Nov. 10, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that the US Food and Drug Administration (FDA) has cleared the way for manufacturing to commence at Lombard Medical's new cleanroom operation in the UK. The larger facility expands Lombard Medical's global operating footprint and production capabilities to meet increased worldwide customer demand for the Company's Aorfix™ endovascular stent graft for AAA repair.

The 10,000-square-foot facility at the existing manufacturing site, located in Didcot, Oxfordshire, expands the maximum manufacturing capacity at Lombard Medical and will now house more than 80 production employees in total.

CEO Simon Hubbert said, "With recent Aorfix regulatory approvals in hand and commercial launches under way in the US and Japan, the world's two largest stand-alone markets for AAA repair, we needed to increase our manufacturing capacity substantially. The expansion and regulatory clearance of our cleanroom facility is a key operational milestone for Lombard Medical as we focus on growing the commercial traction of Aorfix and building out the organization for future growth."

The Company has received formal approval from all applicable regulatory bodies for its new cleanroom. The FDA approval was received at the end of October with approval from other regulatory bodies earlier in 2014, including the Pharmaceuticals and Medical Devices Agency (PMDA) in Japan and TUV Rheinland in the European Union.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Ian Ardill, Chief Financial Officer
         Tel: +44 (0)1235 750 800

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000